REPEATED 53RD ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece - July 6, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its Repeated 53rd Annual General Assembly of Shareholders, during which the company addressed the following agenda items:

a)	 the cancellation of treasury shares and
b)	 the amendments to Article 5 (share capital) of the
company's Articles of Association and its codification thereof

Specifically, Shareholders approved:

-	the cancellation of 676,420 treasury shares, following the
three year period which had elapsed since their acquisition, with subsequent reduction of share capital by EURO 1,616,644, an amount equal to the shares being cancelled, as per Article 16, paragraph 12 of Codified Law
2190/1920 and transfer of the share purchase reserve amounting to EURO 9,230,474, to extraordinary reserves and

-	-as a result of the aforementioned resolution-, the
amendment to Article 5 (which refers to the company's share capital) of the Articles of Association and its codification thereof in order to ensure coherency.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts
(ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:  Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
	email: dtzelepis@ote.gr

	Nikos Kallianis - Senior Financial Analyst, Investor
Relations Tel: +30 210 611 8167
	email: nkallianis@ote.gr

	Daria Kozanoglou - Communications Officer, Investor
Relations Tel: +30 210 611 1121
	email: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115
(New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.